SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

ARMSTRONG WORLD INDUSTRIES, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

04247X102
(CUSIP Number)

Edward E. Steiner, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102		Page 2 of 5 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust – 20-5578170
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,270,500 – See Item 5
	9	SOLE DISPOSITIVE POWER 25,965,071
	10	SHARED DISPOSITIVE POWER 0 – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,270,500 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9%
14	TYPE OF REPORTING PERSON* OO

Introductory Note

This Schedule 13D Amendment No. 1 amends and supplements the Schedule 13D (the “Schedule 13D”) filed by The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Trust”) on August 11, 2009 in which the Trust disclosed the acquisition of 36,981,480 shares (the “Trust Shares”) of common stock, par value $0.01 per share (“Issuer Common Stock”) of Armstrong World Industries, Inc., a Pennsylvania corporation (the “Corporation”), under the Fourth Amended Plan of Reorganization, as Modified, dated February 21, 2006 (the “Plan of Reorganization”), of the Corporation.

All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Schedule 13D and, unless amended or supplemented hereby, all information contained in the Schedule 13D remains in effect.

This Amendment No. 1 is being filed by the Trust to amend Items 4 and 5 for purposes of reporting: (i) the execution by the Trust and Armor TPG Holdings, L.P. (“TPG”) of the Waiver Agreement described herein; and (ii) certain transactions in Issuer Common Stock.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following sections immediately prior to the section entitled “General”.

Additional Purchases

TPG and Société Générale (“SG”) entered into a letter agreement dated as of August 15, 2011 (the “2011 Master Confirmation”), pursuant to which TPG entered into a series of forward transactions with SG as described below (collectively, the “2011 Forward Transactions”).  The 2011 Forward Transactions settled on September 9, 2011 by delivery of an aggregate of 487,128 shares of Issuer Common Stock to TPG.

On August 15, 2011, TPG entered into a forward transaction with SG with respect to 36,307 shares of Issuer Common Stock at a forward price of $37.8189 per share.  On August 16, 2011, TPG entered into a forward transaction with SG with respect to 41,295 shares of Issuer Common Stock at a forward price of $37.9602 per share.  On August 18, 2011, TPG entered into a forward transaction with SG with respect to 105,763 shares of Issuer Common Stock at a forward price of $36.2699 per share.  On August 19, 2011, TPG entered into a forward transaction with SG with respect to 92,546 shares of Issuer Common Stock at a forward price of $35.7179 per share.  On August 22, 2011, TPG entered into a forward transaction with SG with respect to 76,370 shares of Issuer Common Stock at a forward price of $35.6846 per share.  On August 23, 2011, TPG entered into a forward transaction with SG with respect to 35,175 shares of Issuer Common Stock at a forward price of $36.2035 per share.  On August 24, 2011, TPG entered into a forward transaction with respect to 8,755 shares of Issuer Common Stock at a forward price of $36.8587 per share.  On August 25, 2011, TPG entered into a forward transaction with respect to 30,435 shares of Issuer Common Stock at a forward price of $37.1199 per share.  On August 26, 2011, TPG entered into a forward transaction with respect to 24,965 shares of Issuer Common Stock at a forward price of $37.6215 per share.  On September 2, 2011, TPG entered into a forward transaction with respect to 35,517 shares of Issuer Common Stock at a forward price of $37.9269 per share.

Sales

On November 7, 2012, TPG and the Trust, in their capacity as selling shareholders, entered into an underwriting agreement attached hereto as Exhibit 99.2 (the “Underwriting Agreement”) with the Issuer and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters named on Schedule II thereto (the “Underwriters”), pursuant to which TPG agreed to sell 1,183,591 shares of Issuer Common Stock (or 1,361,130 shares of Issuer Common Stock if the Underwriters exercised in full their option to purchase an additional 177,539 shares of Issuer Common Stock) and the Trust agreed to sell 4,016,409 shares of Issuer Common Stock (or 4,618,870 shares of Issuer Common Stock if the Underwriters exercised in full their option to purchase an additional 602,461 shares of Issuer Common Stock), in each case for a cash purchase price of $48.96 per share and pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-179711) (such registered offering, the “November 2012 Sale”).  The November 2012 Sale closed on November 14, 2012.

Waiver Agreement

In connection with the November 2012 Sale, TPG and the Trust entered into a waiver agreement attached hereto as Exhibit 99.1 (the “Waiver Agreement”) that waives, effective as of November 5, 2012, certain conditions in the Shareholders’ Agreement.  The Waiver Agreement provides that, solely for purposes of Section 3.1(a) of the Shareholders’ Agreement, in the event that TPG sells or otherwise disposes of a portion, but not all, of the TPG Shares (either in coordination with a sale or other disposition by the Trust of any of its Issuer Common Stock or with the express prior written consent of the Trust) and (i) at the time of such sale or disposition TPG shall have the right to designate two Investor Directors (as defined in the Shareholders’ Agreement), then immediately prior to such sale or disposition (a) the Two Director Threshold (as defined in the Shareholders’ Agreement) shall be reduced to the number of shares of Issuer Common Stock that would be owned of record and beneficially by TPG immediately following and after giving effect to such sale or disposition, and (b) the One Director Threshold (as defined in the Shareholders’ Agreement) shall be reduced to the number of shares of Issuer Common Stock that is equal to one-half of the Two Director Threshold as reduced pursuant to the immediately preceding clause (a) (rounded to the nearest whole number); or (ii) at the time of such sale or disposition TPG shall have the right to designate one Investor Director, then immediately prior to such sale or disposition the One Investor Threshold shall be reduced to the number of shares of Issuer Common Stock that would be owned of record and beneficially by TPG immediately following and after giving effect to such sale or disposition.

The Waiver Agreement also provides that Section 4.3 of the Shareholders’ Agreement shall cease to be of any legal force or effect as of the consummation of the November 2012 Sale.

Item 5.  Interest in Securities of Issuer.

(a)	See Item 4.
(b)	See Item 4.
(c)	See Item 4.
(d)	See Item 4.
(e)	Not applicable.

Item 7.  Material to be filed as Exhibits.

99.1	Waiver Agreement (incorporated by reference from Exhibit 99.2 to the Corporation’s Current Report on Form 8-K dated November 5, 2012).
99.2	Underwriting Agreement (incorporated by reference from Exhibit 1.1 to the Corporation’s Current Report on Form 8-K dated November 7, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 15, 2012

Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust

By:	/s/ *
Name
Title

/s/Edward E. Steiner
*By: Edward E. Steiner, as Attorney-in-Fact

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